Exhibit 10.11

March 16, 2020 Revised

Stephanie Fielding

Dear Stephanie:

On behalf of Butterfly Network, I am pleased to offer you a position as SVP of Finance beginning April 6, 2020 or as soon as practical. You will report to Laurent Faracci. Your annualized compensation in this position will consist of an annual base salary of $225,000 paid in twice monthly pay periods, less required deductions.

In addition to the outlined cash and equity compensation, you will receive 250,000 stock options in Butterfly Network, that (i) will be subject to the approval of Butterfly Network’s Board of Directors, (ii) will be subject to the terms of the grant documents therefore, (iii) subject to continued service and the specific terms of your grant, will vest over a four year period with the following schedule: 25% on the last day of the calendar quarter of the one year anniversary of your start date, and 2.083% at the end of each month thereafter.

You will be based out of Butterfly’s facility in New York, NY.

Butterfly Network recognizes the need for employees to take time away from the office to creatively recharge. We also believe in taking personal responsibility for managing our own time, workload and results. For these reasons our Flexible Paid Time Off (FPTO) policy affords eligible employees the flexibility to be given an indeterminate amount of paid time off from work for vacation, personal or family obligations and other personal requirements, subject to the requirements of the policy, including advance notice and prior approval in Butterfly Network’s discretion. In no event will any employee be compensated for unused vacation time. You will also be eligible to participate in medical and other benefit plans in accordance with the rules and eligibility of those plans currently in effect. Health insurance shall commence on your start date. Further, while we expect you to remain with Butterfly Network for a long time, this letter is not an employment contract and you will be an at-will employee. This letter is subject to successful completion of a background check. By signing this letter, you authorize Butterfly Network to conduct such background check

Butterfly Network considers the protection of its confidential information, proprietary materials and goodwill to be extremely important. As a condition of this offer of employment, you are required to sign Butterfly Network’s Non-competition/Non-solicit, Confidentiality and Intellectual Property Agreement.

We appreciate your exceptional talent and are very excited about you joining our growing and dynamic team at Butterfly Network. We firmly believe that Butterfly Network offers a unique combination of emotional, intellectual, and interpersonal stimulation that will be truly enjoyable. As a member of our growing team you will be in the rare position of helping to shape the culture and direction of our organization. We have tremendous opportunities ahead of us, and I am confident you have the expertise required to help us achieve our objectives. If you have any questions regarding this offer, the position, or the company’s benefits programs, please do not hesitate to reach out.

Please note that this offer will expire on March 18, 2020 unless accepted by you in writing prior to such date.

Sincerely,

Butterfly Network, Inc.

By:	/s/ Alexander C. Magary

Name:	Alexander C. Magary

Title:	VP, Legal & Asst. Corp. Secretary

ACCEPTED AND AGREED:

Signature:	/s/ Stephanie Fielding

Name:	Stephanie Fielding

November 18, 2020

STEPHANIE FIELDING

Dear Stephanie:

On behalf of Butterfly, I am pleased to provide updated terms and conditions of your employment with Butterfly. These terms supplement the terms and conditions contained in your Offer Letter from April 2020.

At the upcoming meeting of the Board of Directors scheduled for Thursday, November 19, 2020, you will be promoted to the position of Chief Financial Officer and the Board will approve your new annual base salary of $400,000, to be paid twice per month, less required deductions. Your salary increase will be retroactively effective to November 16, 2020.

In addition, following a Board meeting to be held within the next three weeks, you will receive 375,000 Butterfly stock options and 125,000 Butterfly RSUs that will be subject to the terms of Butterfly grant agreements that will be provided to you. Subject to your continued service with Butterfly, your options will vest over a four year period with the following schedule: 25% on the last day of the calendar quarter following the one year anniversary of your start date and the remainder vesting in equal monthly installments over the following 36 months. To prevent you from having compensation income on vested RSUs when the company is not public, your RSUs will vest only assuming the consummation of the planned business combination. Thereafter, subject to your continued service to Butterfly, your RSUs will vest as to 25% of the RSUs on the first anniversary of the grant date and the remainder will vest in equal quarterly installments over the following three years, with the actual vesting dates set so as to not coincide with a company trading blackout period. These grants will replace the 250,000 options listed in your April 2020 Offer Letter. These new grants will bring you to a total of 375,000 stock options and 125,000 RSUs in Butterfly.

In the event that your employment with Butterfly is terminated by Butterfly without cause or by you with good reason, and subject to your execution of a severance agreement containing a customary release of claims and a commitment not to disparage Butterfly, Longview or any of their respective affiliates, you will receive: (i) payment of six months of your then annual base salary and monthly pro rata vesting of an additional six months of your equity grants if such termination is prior to the two-year anniversary of your start date; and (ii) payment of one year of your then annual base salary and vesting of an additional one year of your equity grants if such termination is after the two-year anniversary of your start date.

Your existing obligations under your Non-Competition, Confidentiality and Intellectual Property Agreement will continue. Your severance provisions will constitute consideration for the non-compete and non-solicitation provisions contained in that agreement, with severance contingent on your continued compliance with those provisions.

Following the Board meeting on November 19, 2020, Butterfly will move quickly with its outside compensation consultant, Aon, to prepare an employment agreement for you, and will work with you in good faith to finalize an employment agreement, which will also include change in control provisions. Your benefits will also be addressed and are expected to be consistent with Butterfly’s existing programs as described in your April 2020 Offer Letter.

This is an exciting time for Butterfly and I’m delighted you are on this growth journey with us. We would like to thank you for your hard work, dedication and commitment to Butterfly during 2020 and we look forward to an exciting remainder of the year and beyond.

Sincerely,

Butterfly Network, Inc.

/s/ Jonathan M. Rothberg

Jonathan M. Rothberg

Chairman of the Board

attn.: Secretary